UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 22, 2020		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2019 and 2018 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.   The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meaden & Moore. Ltd.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio

June 22, 2020

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2019	2018
Assets
Receivable - employer contributions	$124,142	$129,398
Notes receivable from participants	225,787	190,627
Total receivables	349,929	320,025
Investments, at fair value
Plan's interest in Master Trust assets	10,004,534	8,591,805
Total assets	10,354,463	8,911,830

Liabilities	-	-

Net assets available for benefits	$10,354,463	$8,911,830

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year Ended December 31,
	2019	2018
Contributions:
Employer	$208,444	$222,131
Participant	537,270	546,171
Rollover	71,720	45,014
Total contributions	817,434	813,316

Investment income (loss):
Interest income	11,962	8,297
Plan's interest in Master Trust net investment gain (loss)	1,896,783	(488,256)
Total investment income (loss)	1,908,745	(479,959)

Deductions:
Benefits paid to participants and other deductions	1,232,834	1,561,555
Administrative expenses	24,546	23,846
Total deductions	1,257,380	1,585,401

Net increase (decrease) before net assets transferred	1,468,799	(1,252,044)
Net assets transferred to other qualified plans	(26,166)	(220,324)
Net increase (decrease) in net assets	1,442,633	(1,472,368)
Net assets available for benefits at beginning of year	8,911,830	10,384,198
Net assets available for benefits at end of year	$10,354,463	$8,911,830

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Canton and Chilton facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”).  Worthington is the Plan Sponsor.

The Plan is one of two plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”).  The other plan is the Worthington Industries, Inc. Deferred Profit Sharing Plan.

Eligibility:

Union employees who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Contributions:

Employee deferral - Cash or Deferred Option 401(k) – Participants may defer up to 90% of their compensation to the Plan.  Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer contributions – The participants at the Chilton facility receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation.

Annual Company contributions –The participants at the Chilton facility receive the following annual contributions:

For workers employed at September 17, 2004:

•	1% of pay each year for ages up to and including age 44.
•	2% of pay each year for ages 45 through 54.
•	4% of pay each year for ages 55 through 59.
•	8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

•	Employees receive an annual contribution of 1% of pay regardless of age.

Participant accounts - Each participant's account is credited with the participant's elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), earnings and losses thereon and an allocation of the Plan’s administrative expenses, to the extent not paid by the Company.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan's investment options.  All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. common stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan.  A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. common stock fund if the participant's investment in the fund equals or exceeds 25% of such person's total accounts.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan.  In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, their vesting percentage shall be 100%.

Employer matching and annual company contributions are vested 100% upon 3 or more years of service for all participants.

Forfeitures:

Non-vested account balances are forfeited upon the earlier of (a) the participant’s account being distributed to the participant upon termination of employment or to the beneficiary upon the participant’s death; or (b) completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable administrative expenses of the Plan, as determined by the Plan Sponsor.

At December 31, 2019 and 2018, forfeited non-vested accounts were $8,467 and $12,591, respectively.  The Company used forfeitures totaling $10,400 to offset Company contributions in 2019. No forfeitures were used to offset Company contributions in 2018.

Revenue Sharing

Effective January 1, 2018, if the revenue received by the Trustee from such mutual fund service providers exceeds the amount owed under the Plan, the Trustee remits the excess to the Plan’s trust on a quarterly basis.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.  During 2019 and 2018, this excess amount was $1,712 and $648, respectively.  The Plan may make a payment to the Trustee for administrative expenses not covered by revenue sharing.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations.  Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear interest at rates established by the Trustee.  Principal and interest are paid ratably through payroll deductions.  Loans are valued at unpaid principal plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age is 65 at the Chilton facility and 62 at the Canton facility.  Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may receive a lump-sum amount equal to the value of his or her account.  Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.  A hardship withdrawal taken prior to January 1, 2019 results in a six-month suspension of participant and Company matching contributions.  Effective January 1, 2019, participants are no longer under suspension from the plan due to hardship withdrawals.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust's investments in mutual funds and Worthington Industries, Inc. common stock are stated at fair value as of year-end.  Fair values for mutual funds and Worthington Industries, Inc. common stock are determined by the respective quoted market prices.

The Plan holds a stable value investment contract with The Bank of New York Mellon, which is structured as a common collective trust (“the CCT”).  The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans.  The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties.  The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met.  Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

The primary goal of the CCT in which the Master Trust is invested is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (“GIC”) (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage-backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1 and 3 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is presented on a net-basis on the statements of changes in net assets available for benefits.

Recently Adopted Accounting Standards:

During 2019, the Plan adopted Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”).  As a result of the adoption of ASU No. 2017-06, additional disclosure related to the Plan’s interest in the underlying investments held by the Master Trust has been made. See Footnote 4, “Investments” for further information.  This standard was adopted retrospectively and had no impact on the Plan’s net assets or changes in net assets.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities.  The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, currently no audits are in progress for any tax periods.

4.	Investments

Each participating retirement plan has a divided interest in the Master Trust.  Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments at fair value of the Master Trust and the Plan’s interest in the Master Trust consist of the following at December 31:

	2019		2018
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Investments at fair value:
Mutual funds	$631,014,023	$9,375,022	$513,932,634	$7,899,218
Worthington Industries, Inc. common stock	36,826,684	294,165	37,264,413	282,773
Common collective trust	47,784,429	335,347	46,947,283	409,814
Total investments at fair value	715,625,136	10,004,534	598,144,330	8,591,805
Pending trade receivable	60,834	-	-	-
Total	$715,685,970	$10,004,534	$598,144,330	$8,591,805

Net investment income (loss) of the Master Trust consisted of the following for the years ended December 31:

	2019	2018
Investment income (loss) for the Master Trust:
Interest and dividend income	$56,178,484	$30,074,520
Net appreciation (depreciation) in fair value of investments as determined by quoted market price:
Mutual funds	72,538,116	(63,230,178)
Worthington Industries, Inc. common stock	7,498,095	(9,103,607)
Total investment income (loss)	$136,214,695	$(42,259,265)

At December 31, 2019 and 2018 the Master Trust held 872,957 and 1,069,454 common shares of Worthington, respectively.  The Master Trust received cash dividends from Worthington of $858,099 and $860,951 for the years ended December 31, 2019 and 2018, respectively.

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.  In addition, the Plan has arrangements with other service providers and these arrangements also qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option.  As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

6.	Risks and Uncertainties

The Plan provides for various investment options.  These investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

7.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.  In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets; and
•	Inputs other than quoted prices that are observable for the asset or liability.
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.  There have been no changes in the methodologies used at December 31, 2019 and 2018.

For the years ended December 31, 2019 and 2018, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2019:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$631,014,023	$631,014,023	$-	$-
Common collective trust	47,784,429	-	47,784,429	-
Worthington Industries, Inc. common stock	36,826,684	36,826,684	-	-
Total	$715,625,136	$667,840,707	$47,784,429	$-

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2018:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$513,932,634	$513,932,634	$-	$-
Common collective trust	46,947,283	-	46,947,283	-
Worthington Industries, Inc. common stock	37,264,413	37,264,413	-	-
Total	$598,144,330	$551,197,047	$46,947,283	$-

8.Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.  Subsequent events have been evaluated through the filing date of this Form 11-K.

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic, based on the rapid increase in exposure globally.   The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law.  In response, management elected to implement certain provisions of the CARES Act in March 2020.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$10,004,534
*	Participant notes receivable	Interest rates ranging from 4.25% to 6.25%	N/A	225,787
				$10,230,321
*Party-in-Interest to the Plan